Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169845

3,846,153 Shares of Common Stock

Palmetto Bancshares, Inc., the holding company for The Palmetto Bank, a South Carolina state bank headquartered in Greenville, South Carolina, is offering for sale up to 3,846,153 shares of its common stock at $2.60 per share.

On October 7, 2010, we consummated a private placement (which we refer to in this prospectus as the “private placement”) pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share to certain institutional investors (which we refer to in this prospectus as the “institutional investors”), including CapGen Capital Group V LP (which we refer to in this prospectus as “CapGen”) and affiliates of Patriot Financial Partners, L.P. (which we refer to in this prospectus as “Patriot”), and a limited number of other accredited or sophisticated investors, for an aggregate purchase price of $103.9 million. We received net proceeds from the private placement, after deducting commissions and expenses, of $95.4 million of which $94 million was contributed our wholly-owned subsidiary, The Palmetto Bank, as a capital contribution. The capital contribution to the bank resulted in the bank’s capital adequacy ratios exceeding the minimum capital levels required to be well-capitalized as of the closing date of the private placement.

In connection with the closing of the private placement, we are now providing our existing shareholders with an opportunity to invest in the company at the same offering price of $2.60 per share that was offered to the institutional investors in the private placement. We are making the offering to existing shareholders as of the close of business on October 6, 2010 (which we refer to in this prospectus as our “existing shareholders”) who are residents of those state in which this offering is being made. Certain of our officers and directors purchased shares of our common stock in the private placement for an aggregate purchase price of $627,300, and we currently anticipate that these officers and directors who are existing shareholders will seek to purchase approximately 134,615 shares of our common stock in this offering at $2.60 per share for an aggregate purchase price of approximately $350,000.

We currently anticipate that, if our existing shareholders oversubscribe the offering, we will allocate shares of our common stock on a pro rata basis in accordance with the existing shareholders’ ownership in our company. However, we reserve the right to allocate shares of our common stock according to other methods, including allocating shares on a “first come, first served” basis or any other method as we may determine to be appropriate under the circumstances as they may exist at the time, and to accept or reject subscriptions in whole or in part in our sole discretion. This offering to the existing shareholders will expire upon the earlier of the sale of all 3,846,153 shares of common stock or at 5:00 p.m., Eastern Standard time, on January 3, 2011, unless extended for up to an additional 30 days by our board of directors.

Shares of common stock offered in this offering will be sold directly by us through the efforts of our executive officers and directors without compensation. We believe these officers and directors will not be deemed to be brokers or dealers under the Securities and Exchange Act of 1934 due to Rule 3a4-1(a)(4)(ii). We will conduct the offering solely on a best efforts, no minimum basis, which means there are no purchase commitments from underwriters and no minimum number of shares that must be sold in the offering in order to accept subscriptions and close the offering. Accordingly, we may receive less than $9,999,998 in gross proceeds, and the funds from any subscriptions we accept will be immediately available to us. Once made, a subscription cannot be withdrawn by a subscriber without our consent. All funds received from subscriptions will be placed in a segregated non-interest bearing account at The Palmetto Bank pending our acceptance of the associated subscriptions. As soon as practicable after the acceptance of any subscription, we will cause our transfer agent to deliver certificates for shares of common stock representing the subscriptions accepted by us. If the offering is not completed, or if any part of a subscription is not accepted, funds will be returned to the subscribers, without interest, as soon as practicable. We reserve the right to withdraw, cancel, modify, or terminate the offering of the shares at any time without notice.

Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink OTC Markets, Inc. (the “Pink Sheets”) under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is currently no public trading market of our common stock and private trading of our common stock has been limited. The last reported quoted price of our common stock on the Pink Sheets on October 6, 2010 was $3.50 per share. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to shareholders	$2.60	$9,999,998
Proceeds, before expenses, to Palmetto Bancshares, Inc.	$2.60	$9,999,998

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is December 6, 2010

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934 (the “Exchange Act”). The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the matters described in the “Risk Factors” of this prospectus and the following:

•

Greater than expected losses could occur due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors,

•	Greater than expected losses could occur due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral,

•	The rate of delinquencies and amounts of loans charged-off,

•	The adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods,

•	Our ability to complete the sale of our commercial loans held for sale, including that the bids offered will be at the currently recorded balances and therefore not result in additional writedowns,

•	Our ability to maintain appropriate levels of capital, including the potential that the regulatory agencies may require higher levels of capital above the statutory minimums,

•	Our ability to comply with our Consent Order and potential regulatory actions if we fail to comply,

•	Our ability to retain key personnel,

•	Our ability to retain our existing customers, including our deposit relationships,

•	The rates of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio,

•	The amount of our loan portfolio collateralized by real estate, and the weakness in the real estate market,

•	Increased funding costs due to market illiquidity, increased competition for funding, and / or increased regulatory requirements with regard to funding,

•	Significant increases in competitive pressure in the banking and financial services industries,

•	Changes in the interest rate environment which could reduce anticipated or actual margins,

•	Changes in political conditions and the legislative or regulatory environment, including the effect of the recent financial reform legislation on the banking industry,

•

General economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected, resulting in, among other things, a further deterioration in credit quality,

•	Changes occurring in business conditions and inflation,

•	Changes in technology,

•	Changes in deposit flows,

•	Changes in monetary and tax policies, including confirmation of the income tax refund claims received by the Internal Revenue Service,

•	Potential limitations on our ability to utilize in the future net operating loss carryforwards and built in losses for income tax purposes due to the private placement transaction,

•	Changes in accounting principles, policies, or guidelines,

•	Our ability to maintain effective internal control over financial reporting,

•

Our reliance on available secondary funding sources such as FHLB advances, Federal Reserve Discount Window borrowings, sales of securities and loans, and federal funds lines of credit from correspondent banks to meet our liquidity needs,

•	Adverse changes in asset quality and resulting credit risk-related losses and expenses,

•	Loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions,

•	Changes in the securities markets, and/or

•

Other risks and uncertainties detailed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and from time to time in our other filings with the SEC.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Information on other factors that could materially affect our company is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in South Carolina. We obtained this market data from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” and “our” refer to Palmetto Bancshares, Inc. and our wholly owned subsidiary, The Palmetto Bank, except that in the discussion of our capital stock and related matters, these terms refer solely to Palmetto Bancshares, Inc. and not to its subsidiary. All references to the “company” refer to Palmetto Bancshares, Inc. only, and all references to the “bank” refer to The Palmetto Bank only.

SUMMARY

The following summary contains certain material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009.

The Offering

Reasons for the Offering. On October 7, 2010, we consummated the private placement pursuant to which the institutional investors and a limited number of other accredited or sophisticated investors purchased an aggregate of approximately $103.9 million of shares of our common stock at $2.60 per share. We received $95.4 million in net proceeds from the private placement which we used primarily to increase the bank’s capital levels to the levels of a well-capitalized bank.

In connection with the private placement, we made contractual commitments with certain of the institutional inventors with respect to the shares of common stock purchased and owned by them, as well as, in certain cases, additional rights they have regarding our corporate governance matters. These rights and contractual commitments are described under “Description of Capital Stock” beginning on page 27 of this prospectus.

As of the closing date of the private placement, the institutional investors own 85.2% of our outstanding shares of common stock.

Terms of the Offering. In connection with the closing of the private placement with the institutional investors, we are now offering for sale up to 3,846,153 shares of our common stock at $2.60 per share to our existing shareholders as of the close of business on October 6, 2010 who are residing in those states in which this offering is being made. We currently anticipate that our officers and directors who are existing shareholders will seek to purchase approximately 134,615 shares of our common stock in this offering at $2.60 per share for an aggregate purchase price of approximately $350,000. This offering to our existing shareholders will terminate upon the earlier of the sale of all 3,846,153 shares of common stock or at 5:00 p.m., Eastern Standard time, on January 3, 2011, unless we terminate it earlier or extend it up to an additional 30 days in our sole discretion.

We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering. We reserve the right, in our sole discretion, to not offer the shares in those states where existing shareholders reside, where compliance with the state’s securities laws would require that we register the shares for issuance under the state’s securities laws or where, in our sole discretion, compliance with those laws would be burdensome or otherwise would not be in our, or our shareholders’, best interests.

We currently anticipate that, if our existing shareholders oversubscribe the offering, we will allocate shares of our common stock on a pro rata basis in accordance with the existing shareholders’ ownership in our company. However, we reserve the right to allocate shares of our common stock according to other methods, including allocating shares on a “first come, first served” basis or any other method as we may determine to be appropriate under the circumstances as they may exist at the time, and to accept or reject subscriptions in whole or in part in our sole discretion. Once made, a subscription cannot be withdrawn by a subscriber without our consent. All funds received from subscriptions will be placed in a segregated non-interest bearing account at the bank pending our acceptance of the associated subscriptions. We will notify all subscribers within 10 business days after the earlier of the final expiration date or the sale of all of the shares being offered in this offering whether their subscriptions have been accepted. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest, as soon as practicable. We reserve the right to amend or terminate the offering at any time.

If all of the shares are not subscribed for in this offering by our existing shareholders, then following termination of this offering we will provide the institutional investors with an opportunity to purchase a number of shares equal to the unsubscribed shares in this offering. The institutional investors would have an opportunity to purchase such shares on a pro rata basis based on the number of shares purchased by the institutional investors in the private placement.

How to Participate. If you are a shareholder of record, you may participate in this offering by properly completing and signing the subscription agreement accompanying this prospectus, including the Form W-9, and returning the subscription agreement to us, along with payment in the amount of $2.60 times the number of shares you wish to purchase, by 5:00 p.m., Eastern Standard time, on January 3, 2011.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank, or other nominee, you may participate in this offering by instructing your broker, dealer, custodian bank, or other nominee to exercise your subscription agreement on your behalf and deliver the subscription agreement, along with payment for the shares you wish to purchase, to us by 5:00 p.m., Eastern Standard time, on January 3, 2011. Nominees, such as brokers, dealers, custodian banks, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions with respect to participating in this offering. If the beneficial owner so instructs, the nominee should exercise the subscription agreement on behalf of the beneficial owner and arrange for proper payment as described below.

Your subscription agreement, together with payment in full of the subscription price, must be received by us by 5:00 p.m., Eastern Standard time, on January 3, 2011. Payment for the subscription price may be made (i) by check payable to the order of “Palmetto Bancshares, Inc.” or (ii) by wire transfer to “Palmetto Bancshares, Inc., ABA No. 053201186, Account No. 41114752, Account Name: Palmetto Bancshares, Inc.” with reference to the shareholder’s name, in the amount of $2.60 times the number of shares you wish to purchase. Subscription agreements and payment (if by check) should be mailed to:

Palmetto Bancshares, Inc.

Lauren S. Greer

306 East North Street

Greenville, South Carolina 29601

You are solely responsible for timely completing delivery to us of your subscription agreement and payment. We urge you to allow sufficient time for delivery of your subscription agreement.

If we accept your subscription, upon receipt of proper payment and a completed and duly executed subscription agreement, you will receive a certificate representing the number of shares purchased and accepted by us, which will be validly issued, fully paid, and nonassessable. Certificates will be mailed as soon as reasonably possible following consummation of the offering.

There is no minimum or maximum purchase amount for this offering, although if the offering is oversubscribed we currently anticipate that we will allocate shares of our common stock on a pro rata basis in accordance with our existing shareholders’ ownership in our company. However, we reserve the right to allocate shares of our common stock according to other methods, including allocating shares on a “first come, first served” basis or any other method as we may determine to be appropriate under the circumstances as they may exist at the time, and to accept or reject subscriptions in whole or in part in our sole discretion. Subscription agreements are irrevocable without our consent.

General

Palmetto Bancshares, Inc. is a bank holding company headquartered in Greenville, South Carolina. The company’s wholly-owned subsidiary, The Palmetto Bank, is a 104-year old South Carolina state-chartered bank with an established branch network and deposit base in the Upstate of South Carolina (essentially, the northwest region of South Carolina).

The bank commenced operations in 1906 and provides a broad array of commercial banking, consumer banking, trust and investment management, brokerage and insurance services. Since our inception, we have grown to be the fifth largest banking institution headquartered in South Carolina, based on total assets and deposits. We currently operate 29 branches and 38 ATMs, including 10 ATMs at non-banking office locations, and six limited-service banking offices located within retirement centers, all located in 10 counties in the Upstate. Through the bank’s 104-year history, we have developed a strong core deposit base, which consists of noninterest bearing, interest checking, money market, savings, and retail time deposits (except “Jumbo CDs”). As of September 30, 2010, core deposits represented 79.3% of the bank’s total deposits, and there were no brokered deposits. As a result, the bank has historically had a lower cost of deposits than its peer median due to a higher core deposit mix.

Through the bank, we offer consumer banking services, including checking and savings accounts, installment lending, credit cards, residential mortgage, auto sales finance, and internet banking. Our commercial banking services include commercial, real estate, and tax exempt lending, business deposit accounts, cash management, and merchant services. The trust and investment management services include brokerage and insurance. Palmetto Capital, Inc., a wholly-owned subsidiary of the bank, maintains separate investment office locations and provides brokerage services relating to stocks, treasury and municipal bonds, mutual funds, and insurance annuities, as well as college and retirement planning through a third party arrangement with Raymond James.

The Upstate of South Carolina is home to approximately one-third of South Carolina’s total population and total deposits. In Greenville and Spartanburg counties, the two largest counties in the Upstate and home to 19 of the bank’s branches, population growth from 2000 through 2010 averaged 17.5% compared to 15.9% for South Carolina as a whole and 10.6% nationally. In addition, population growth in Greenville and Spartanburg counties between 2010 and 2015 is expected to average 8.8% compared to 7.9% for South Carolina as a whole and 3.9% nationally.

Our primary activities are conducted through the bank. As of September 30, 2010, our consolidated total assets were $1.4 billion, including total gross loans of $922.2 million and cash and cash equivalents of $266.5 million. As of September 30, 2010, total deposits of $1.2 billion consisted of 12.6% noninterest-bearing demand deposits, 23.5% interest bearing demand deposits, 16.2% money market and savings deposits, and 47.7% time deposits. At September 30, 2010, borrowings totaled $117.2 million, comprised primarily of term advances from the Federal Home Loan Bank at favorable interest rates. Our total shareholders’ equity as of September 30, 2010 was $49.4 million.

The bank operated under the same executive management team for more than 30 years until 2009. During that time, we grew to become the fifth largest banking institution headquartered in South Carolina. As a result of the challenges that developed in 2008 as the economy declined, we accelerated our management succession plan and in early 2009 the board of directors hired a new chief executive officer and chief operating officer. As the impact of the recession worsened, our new management team quickly developed and implemented a comprehensive strategic project plan to address all areas of the bank with an immediate emphasis on aggressively resolving our asset quality issues, including through the hiring in July 2009 of a new chief credit officer who brings over 25 years of credit experience to the bank.

Our high concentration in construction and commercial real estate loans, coupled with the extended recession in 2008 and 2009, resulted in a high level of nonperforming assets during 2009. The level of nonperforming assets to total assets was 8.3% at September 30, 2010. We have taken aggressive actions to resolve our problem assets through restructuring the loans, requesting additional collateral, demanding payment from guarantors, selling the loans, and foreclosing and selling the collateral.

New Executive Management Team

In planning for the retirement of our long-time chief executive officer of the company and the long-time chief executive officer of the bank (who also served as the president, chief operating officer, and chief accounting officer of the company), we hired Samuel L. Erwin in March 2009 and Lee. S. Dixon in May 2009 as senior executive vice presidents of both the company and the bank. Effective July 1, 2009, in light of our deteriorating asset quality and financial condition, we accelerated our management succession plan and named Mr. Erwin as chief executive officer and president of the bank and Mr. Dixon as chief operating officer of the company and the bank. Subsequently, Mr. Erwin also assumed the title of chief executive officer of the company and Mr. Dixon assumed additional responsibilities as chief risk officer and chief financial officer of the company and the bank. Messrs. Erwin and Dixon rapidly developed and implemented our strategic project plan to address the credit quality, earnings, liquidity and capital issues facing the bank.

Mr. Erwin previously served as chief executive officer of Community Bankshares, Inc., a $576 million asset banking organization headquartered in Orangeburg, South Carolina. At Community Bankshares, Mr. Erwin addressed significant asset quality and organizational issues associated with a multi-bank holding company with decentralized policies, procedures, and operations. Mr. Erwin has 21 years of banking experience and is a well-known and respected banker in South Carolina.

Mr. Dixon has 23 years of business experience, and for nearly 18 years he served in the banking and capital markets practice at PricewaterhouseCoopers LLP, where he was a partner. Mr. Dixon has worked with banking clients ranging from small community banks to some of the largest national banks (such as Bank of America, Wachovia, and BB&T), and he has experience covering various aspects of banking and financial services.

In July 2009, we hired Jack McElveen as our chief credit officer. Mr. McElveen has 26 years of banking experience, primarily in South Carolina, related mainly to lending, underwriting, credit policy, and credit review. In addition, since 2002 Mr. McElveen has served in senior credit-related roles for various banking organizations, including at Community Bankshares with Mr. Erwin. Mr. McElveen has brought experience and capabilities to the company and has made meaningful improvements in credit processes, procedures, infrastructure, reporting, staffing, and loan workout.

Strategic Project Plan

In the second quarter of 2009, in response to the current economic environment and in anticipation of our negative financial results in 2009, the new management team and the board of directors adopted and began executing a proactive and aggressive strategic project plan. We implemented this plan specifically to address issues related to its credit quality, liquidity, capital, and earnings, and execution of the plan is being overseen by a special committee of the board of directors. In addition, we have engaged extensive external expertise to assist with the execution of this plan. Since June 2009, we have made significant progress and are beginning to see positive results from our efforts. For additional information on our strategic project plan and the actions we have taken to improve our credit quality, liquidity, capital, and earnings, see our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the SEC on November 1, 2010, which is incorporated herein by reference.

Competitive Strengths

We believe that the following business strengths, which have been instrumental to our success since our inception, will enable us to recover and position us to build on core performance and grow profitably in the future.

Strong Core Deposits. The bank commenced operations in 1906 and throughout its history has maintained a focus on providing financial solutions for businesses, professionals, and other individuals in our markets who value high touch and personalized service and local decision-making. Because of our focus on relationship banking and deep roots in the Upstate, we enjoy significant brand recognition and loyalty and have built what we believe to be one of the state’s strongest deposit franchises. As of September 30, 2010, checking account balances represented 36.1% of the total deposit portfolio, with 12.6% being noninterest bearing. Checking, money market, and savings accounts combined comprised 52.3% of total deposits. In addition, 79.3% of our total deposits are core deposits (defined as all deposits except “Jumbo CDs”), and we have no brokered deposits. From January 1, 2010 to June 30, 2010, we executed targeted deposit growth and retention campaigns which resulted in retained and new certificates of deposits totaling $258 million, notwithstanding the implications of the FDIC imposed interest rate restrictions given our current capital categorization as less than well-capitalized. We believe our established and attractive franchise differentiates us from many of our competitors, particularly those banks that have been formed in recent years and have used brokered deposits as a primary source of funding.

Low Cost Deposit Base. As a result of our high core deposit mix, we have historically had a lower cost of deposits than our peer averages. For example, for the six months ended June 30, 2010, the average cost of deposits was 1.20%, while peers averaged a cost of deposits of 1.44%. Additionally, for the year ended December 31, 2009, our total average cost of deposits was 1.65%, while our peers averaged a cost of deposits of 1.96% for the year. During 2009, the difference between our average cost of deposits and our peers lessened as we maintained higher deposit rates that we would normally pay to retain deposits as part of the liquidity component of our strategic project plan.

Attractive Franchise and Markets. Recognizing the need to expand into the growing Greenville-Mauldin-Easley and Spartanburg, South Carolina Metropolitan Statistical Areas (“MSA”), we relocated our corporate headquarters from Laurens, South Carolina to Greenville, South Carolina in March 2009. Greenville is centrally located along the Interstate 85 corridor between Atlanta, Georgia and Charlotte, North Carolina. We have 29 branches and 38 ATMS in 10 counties covering the Upstate. Approximately one-third of South Carolina’s population and deposits are located in our markets. We have 14 branches located in Greenville and Spartanburg Counties, the largest and fourth largest counties in South Carolina (based on total populations in 2009 of 440,581 and 281,908, respectively) where combined population growth since 2000 has averaged 14.1%, compared to 12.8% for the entire state of South Carolina and 10.1% nationwide. Likewise, the population growth between 2010 and 2015 is projected at 9.41% and 7.72% for Greenville and Spartanburg Counties, respectively, exceeding state and national averages of 7.89% and 3.85%.

We believe that our markets are attractive banking markets with long-term growth potential. As of June 30, 2010, the Greenville-Mauldin-Easley MSA had an unemployment rate of 9.9% compared to 10.7% for the state of South Carolina and top employers within the MSA include international corporations such as Michelin, Fluor, General Electric, and Sealed Air Corporation—Cryovac Division.

Spartanburg County supports a diverse economy comprised of a large industrial sector, including Fortune 500 companies such as BMW and Milliken, as well as the corporate headquarters for Extended Stay America, Advance America, and Denny’s. Since the beginning of 2009, there has been at least $25.6 million in capital invested and over 400 jobs created from new business or expansion of current business in the Spartanburg MSA. Our market area also benefits from being an academic center with Clemson University, Furman University, Wofford College, and Converse College located in the Upstate.

Full-Service and Established Banking Franchise. We provide a broad range of traditional consumer and commercial banking services, trust, and investment management services for individual and corporate clients. As a 104-year old institution, our presence, products and services are well established and have led to our historically strong financial performance above our peers.

Energized New Management Team with Valuable Turnaround Experience. Our senior management team consists of 12 members who have 309 years of combined banking experience, with an average of 26 years experience each in the financial services industry. The tenure and experience of the management team, coupled with the new executive officers and others hired in 2009 and 2010, provides the experience and local market knowledge to guide us through these turbulent times and position the bank to thrive in the post-recessionary economy.

Our senior management team consists of:

Name	Position	Years of Experience
Samuel L. Erwin	President & Chief Executive Officer	21
Lee S. Dixon	Chief Financial Officer, Chief Operating Officer, and Chief Risk Officer	23
L. Leon Patterson	Chairman of the Board and Senior Executive for Strategic Development	43
W. Jack McElveen, Jr.	Chief Credit Officer	26
Lauren S. Greer	Director of Accounting and Finance	12
Teresa W. Knight	Chief Administrative Officer	30
George A. Douglas, Jr.	Wealth Management Executive	35
Frank W. Wingate	Commercial Banking Executive	27
Tricia P. Springfield	Retail Banking Executive	17
H. E. “Tripp” Tuttle, III	Trust and Investments	19
Edward M. Simpson	Chief Information Officer	35
Matthew I. Walter	Treasurer	21

Our senior management team benefits from the insights and community relationships of our board of directors, which includes 8 non-employee independent directors. In addition, the bank has 22 community advisory boards across our geographic markets with 146 total members, most of whom are shareholders of the company, who generally meet every other month and provide community insights and assist with referrals and customer development.

Recent Developments

Private Placement of Our Common Stock. As described above, on October 7, 2010, we consummated the private placement transaction pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share for an aggregate purchase price of approximately $103.9 million. Net proceeds from the private placement, after deducting commissions and expenses, were $95.4 million of which $1.4 million was retained by the company and $94 million was contributed to the bank as a capital contribution. The capital contribution to the bank resulted in the bank’s capital adequacy ratios exceeding the minimum capital levels required to be well-capitalized as of the closing date of the private placement.

Regulatory Developments. We and the bank are subject to periodic examination by various regulatory agencies. In November 2009, the Federal Deposit Insurance Corporation (the “FDIC”) and the South Carolina State Board of Financial Institutions (the “State Board” and together with the FDIC, the “Supervisory

Authorities”) conducted their annual joint examination of the bank. Beginning in October 2009, our Board of Directors and the Regulatory Oversight Committee of the Board of Directors met periodically with the FDIC to receive status reports on the examination, and the Board received the final report of examination in April 2010. Effective June 10, 2010, the bank agreed to the issuance of a Consent Order with the Supervisory Authorities (the “Consent Order”). For a summary of the requirements of the Consent Order and the bank’s status on complying with the Consent Order, see our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the SEC on November 1, 2010, which is incorporated herein by reference.

We intend to take all actions necessary to enable the bank to comply with the requirements of the Consent Order, and as of the date hereof we have submitted all documentation required as of this date to the Supervisory Authorities. There can be no assurance that the bank will be able to comply fully with the provisions of the Consent Order, and the determination of our compliance will be made by the Supervisory Authorities. However, we believe we are currently in compliance with all provisions of the Consent Order except for the provision that requires reductions of criticized assets of specified percentages by certain dates, with the first requirement being 25% by December 6, 2010. As of the date hereof, we have already reduced our criticized assets by more than 25%. Failure to meet the requirements of the Consent Order could result in additional regulatory requirements, which could ultimately lead to the bank being taken into receivership by the FDIC.

Recent Legislation. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. This new legislation makes extensive changes to the laws regulating financial products and services as well as firms and companies offering financial products and services. The legislation requires substantial rulemaking and mandates numerous additional studies, the results of which could impact future legislative and regulatory action.

While we are evaluating the specific impact this new legislation will have on our current and future operations, we have identified several areas of operation that will be affected. For example, the Dodd-Frank Act amends the manner for calculating the assessment base for deposit insurance premiums paid to the FDIC. The legislation also requires the federal banking agencies to issue new rules to implement new minimum leverage and risk-based capital requirements for insured depository institutions.

In addition, the Dodd-Frank Act establishes the Consumer Financial Protection Bureau (the “Bureau”) as a new, independent federal agency, which will have broad rulemaking, supervisory, and enforcement authority over financial institutions providing consumer financial products and services. Examples of such products and services include deposit products, residential mortgages, home-equity loans, and credit cards. Under the Dodd-Frank Act, states are permitted to adopt more stringent consumer protection laws, and state attorneys general can enforce those laws as well as consumer protection rules issued by the Bureau.

Corporate Information

Our principal executive offices are located at 306 East North Street, Greenville, South Carolina, 29601, and our telephone number is (800) 725-2265. Information on our website, www.palmettobank.com, is not incorporated herein by reference and is not part of this prospectus.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 11, for a discussion of the risks related to an investment in our common stock.

Summary of the Terms of the Offering

Common stock offered by us	3,846,153 shares

Offering price	$2.60 per share

Common stock outstanding after the offering	50,463,408 shares (1)

Minimum subscription	There is no minimum purchase amount.

Conditions of the Offering	Completion of the offering is not conditioned upon our receiving a minimum total offering amount, and there are no escrow arrangements with respect to this offering. All funds received from subscriptions will be placed in a segregated non-interest bearing account at the bank pending our acceptance of the associated subscriptions. Accordingly, subscription funds that we receive and accept will be available for our immediate use. Once we accept a subscription, it cannot be withdrawn without our consent. If we reject a subscription in whole or in part, the rejected portion of the subscription funds will be promptly returned to the subscriber, without interest.

We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering. We reserve the right, in our sole discretion, to not offer the shares in those states where existing shareholders or prospective purchasers reside, where compliance with the state’s securities laws would require that we register the shares for issuance under the state’s securities laws or where, in our sole discretion, compliance with those laws would be burdensome or otherwise would not be in our, or our shareholders’, best interests. We reserve the right to withdraw, cancel, modify, or terminate the offering of the shares at any time without notice.

Net proceeds	We anticipate that our net proceeds from the offering of our common stock will be $9.9 million assuming we sell all 3,846,153 shares.

Use of proceeds	We intend to use the proceeds of the offering to improve our regulatory capital position and to invest in the bank to improve its regulatory capital position, while retaining the remainder of any proceeds at the company for general corporate purposes.

Dividends on common stock	We do not currently pay cash dividends on our common stock, and we do not anticipate paying cash dividends on shares of our common stock for the immediate future. Further, due to restrictions imposed on us by the FDIC, the Federal Reserve Bank of Richmond (the “Federal Reserve”), and the State Board, the bank may not pay dividends without the prior written consent of each supervisory authority. See “Dividend Policy” on page 26.

Market for common stock	Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink Sheets under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is currently no public trading market of our common stock and private trading of our common stock has been limited.

(1)	The number of shares outstanding after the offering is based on the number of shares outstanding as of October 7, 2010. It excludes an aggregate of 132,810 shares of common stock underlying outstanding options with a weighted average exercise price of $22.54 per share.

Summary Consolidated Financial Data

The following tables present our selected consolidated financial data as of or for the nine months ended September 30, 2010 and 2009, and as of or for each of the five years ended December 31, 2009. Financial data as of or for each of the five years ended December 31, 2009 is derived from our audited consolidated financial statements. Financial data as of or for the nine months ended September 30, 2010 and 2009 is derived from our unaudited consolidated financial statements, which, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the results for such periods. Results for nine months ended September 30, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which have been filed with the SEC and are incorporated by reference in this prospectus.

	For the nine months ended September 30,		For the years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Operating Data:
Total interest income	$43,185	$50,502	$66,210	$78,245	$83,551	$76,126	$62,545
Total interest expense	11,684	16,340	21,439	26,606	32,758	27,297	17,279

Net interest income	31,501	34,162	44,771	51,639	50,793	48,829	45,266
Provision for loan losses	36,600	56,175	73,400	5,619	988	1,625	2,400

Net interest income (loss) after provision for loan losses	(5,099)	(22,013)	(28,629)	46,020	49,805	47,204	42,866
Non-interest income	13,397	14,077	18,702	18,898	17,379	17,882	17,003
Non-interest expense	51,317	38,658	52,286	43,855	42,770	41,883	39,147

Net income (loss) before provision (benefit) for income taxes	(43,019)	(46,594)	(62,213)	21,063	24,414	23,203	20,722
Provision (benefit) for income taxes	(15,415)	(16,562)	(22,128)	7,464	8,399	7,962	6,942

Net income (loss)	(27,604)	(30,032)	(40,085)	13,599	16,015	15,241	13,780

Per Share Data:
Net earnings (loss)—basic	$(4.28)	$(4.66)	$(6.21)	$2.11	$2.51	$2.40	$2.18
Net earnings (loss)—diluted	(4.28)	(4.66)	(6.21)	2.09	2.47	2.37	2.15
Cash dividends	—	0.06	0.06	0.80	0.77	0.73	0.66
Book value	7.60	13.63	11.55	17.96	17.17	15.76	14.05
Weighted average common shares outstanding—basic	6,455,598	6,449,621	6,449,754	6,438,071	6,390,858	6,353,752	6,317,110
Weighted average common shares outstanding—diluted	6,455,598	6,449,621	6,449,754	6,519,849	6,477,663	6,421,742	6,417,358

Selected Period-End Balance Sheet Data:
Total assets	$1,380,856	$1,425,455	$1,435,950	$1,372,275	$1,248,177	$1,153,136	$1,075,015
Total gross loans	922,202	1,082,313	1,044,196	1,165,895	1,049,775	947,583	869,323
Deposits (including traditional and nontraditional)	1,220,673	1,247,850	1,249,520	1,115,808	1,097,209	1,029,602	938,723
Shareholders’ equity	49,374	88,266	75,015	115,776	110,256	100,376	88,941

Selected Performance Ratios:
Return on average assets	(2.68%)	(2.81%)	(2.80%)	1.03%	1.35%	1.37%	1.32%
Return on average shareholders’ equity	(52.72%)	(35.54%)	(37.50%)	11.70%	15.02%	16.03%	16.06%
Net interest margin	3.23%	3.33%	3.31%	4.13%	4.56%	4.67%	4.62%

Capital Ratios:
Tier 1 risk-based capital	4.35%	7.50%	6.99%	9.55%	9.61%	9.37%	9.36%
Total risk-based capital	5.63%	8.76%	8.25%	10.44%	10.27%	10.19%	10.28%
Tier 1 leverage ratio	3.03%	5.99%	5.55%	8.70%	8.97%	8.59%	8.08%

RISK FACTORS

An investment in our common stock involves risks. In evaluating an investment in our common stock, you should consider carefully the risks described below, which discuss the most significant factors that affect an investment in our common stock, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and the risks we have highlighted in other sections of this prospectus. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Related to our Business

We have entered into a Consent Order under which our regulators will require us to take certain actions.

In November 2009, the FDIC and the State Board conducted their annual joint examination of the bank. As a result of the examination, the bank agreed to the issuance of the Consent Order, effective June 10, 2010, with the FDIC and the State Board. The Consent Order seeks to enhance the bank’s existing practices and procedures in the areas of credit quality, liquidity, earnings, capital, and other areas.

In response to the company’s negative financial results and in preparation for the Supervisory Authorities’ annual joint examination, in June 2009 our Board of Directors and management adopted and began executing a proactive and aggressive Strategic Project Plan (the “Plan”) to address the issues related to credit quality, liquidity, earnings, and capital. Since June 2009, our Board of Directors and management have been, and continue to be, keenly focused on executing the Plan and, through execution of this Plan, have already complied with numerous requirements of the Consent Order. Specific to the capital requirements of the Consent Order, as described in this prospectus, on October 7, 2010 we consummated the private placement transaction pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share for an aggregate purchase price of approximately $103.9 million.

We intend to take all actions necessary to enable the bank to comply with the requirements of the Consent Order, and as of the date hereof we have submitted all documentation required as of this date to the Supervisory Authorities. There can be no assurance that the bank will be able to comply fully with the provisions of the Consent Order, and the determination of our compliance will be made by the Supervisory Authorities. However, we believe we are currently in compliance with all provisions of the Consent Order except for the provision that requires reductions of criticized assets of specified percentages by certain dates, with the first requirement being 25% by December 6, 2010. As of the date hereof, we have already reduced our criticized assets by more than 25%. Failure to meet the requirements of the Consent Order could result in additional regulatory requirements, which could ultimately lead to the bank being taken into receivership by the FDIC.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our actual loan losses could exceed our allowance for loan losses and therefore our historic allowance for loan losses may not be adequate. As of September 30, 2010, approximately 66.4% of our loan portfolio was secured by commercial real estate. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

In September 2010, we made the decision to market for sale commercial real estate loans totaling $90.9 million at September 30, 2010, and we have entered into agreements with two loan sale advisory firms to market $81.4 million of these loans for sale. The sales of the remaining loans totaling $9.5 million are being negotiated for sale directly with potential buyers, of which $7.9 million are currently under letters of intent. The targeted closing dates for the sales are the fourth quarter of 2010. We will evaluate the bids as they are received and may or may not accept the bids based on the prices offered and / or other considerations. There can be no assurances that the loans will be sold, or that the bids offered will be at the currently recorded balances. Accordingly, to the extent that we accept bids for these loans, we may receive significantly less than the current net carrying amount of the loans and incur a corresponding loss on any such loan sales, which would result in incremental losses.

We have a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect our business, financial condition, and results of operations.

At September 30, 2010, 66.4% of our loan portfolio was secured by commercial real estate. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property’s value at completion of construction, and the estimated cost of construction. Such loans are generally more risky than loans secured by residential real estate or consumer loans because those loans are typically not secured by real estate collateral. An adverse development with respect to one lending relationship can expose us to a significantly greater risk of loss compared with a single-family residential mortgage loan because we typically have more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. In addition, many economists believe that deterioration in income producing commercial real estate is likely to worsen as vacancy rates continue to rise and absorption rates of existing square footage and/or units continue to decline. Because of the general economic slowdown we are currently experiencing, these loans represent higher risk and could result in a sharp increase in loans charged-off and could require us to significantly increase our allowance for loan losses, which could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

At September 30, 2010, approximately 86.9% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. We have identified credit concerns with respect to certain loans in our loan portfolio which are primarily related to the downturn in the real estate market. The real estate market has been substantially impacted by the current economic environment, increased levels of inventories of unsold homes, and higher foreclosure rates. As a result, property values for this type of collateral have declined substantially and market appraisal assumptions continue to trend downward significantly. These loans carry a higher degree of risk than long-term financing of existing real estate since repayment is dependent on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Slow housing conditions have affected some of these borrowers’ ability to sell the completed projects in a timely manner, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of our collateral and our ability to sell the collateral upon foreclosure. As a result, we incurred substantially higher charge-offs in 2009 and through the first nine months of 2010 and increased our allowance for loan losses during these periods to address the probable credit risks inherent within our loan portfolio. Further deterioration in the South Carolina real estate market may cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely impact our business, financial condition, and results of operations

Recent legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry may not stabilize the U.S. financial system.

The Emergency Economic Stabilization Act of 2008 (the “EESA”) was enacted on October 3, 2008. Under the EESA, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under the U.S. Treasury’s Capital Purchase Program, it committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was recently permanently increased to $250,000 under the Dodd-Frank Act.

On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the U.S. Treasury’s Capital Purchase Program. In addition, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

On July 21, 2010, the President signed into law the Dodd-Frank Act, a comprehensive regulatory framework that will affect every financial institution in the U.S. The Dodd-Frank Act includes, among other measures, changes to the deposit insurance and financial regulatory systems, enhanced bank capital requirements and provisions designed to protect consumers in financial transactions. Regulators agencies will implement new regulations in the future which will establish the parameters of the new regulatory framework and provide a clearer understanding of the legislation’s effect on banks. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, include, among others:

•	a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	the limitation on our ability to raise capital through the use of trust preferred securities as these securities may no longer be included as Tier 1 capital going forward; and

•	the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Numerous actions have been taken by the U.S. Congress, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the U.S. Treasury. We cannot predict the actual effects of EESA, ARRA, the Dodd-Frank Act, and various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, results of operations, and the price of our common stock.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing throughout the remainder of 2010. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. Bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our decisions regarding credit risk and allowance for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

•	evaluations of the collectability of loans in our portfolio, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio;

•	economic conditions that may impact the overall loan portfolio or an individual borrower’s ability to repay;

•	the amount and quality of collateral securing the loans;

•	our historical loan loss experience, and

•	borrower and collateral specific considerations for loans individually evaluated for impairment.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Continuation of the economic downturn could reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets. The current economic downturn has negatively affected the markets in which we operate and, in turn, the quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business may not succeed. A continuation of the economic downturn or prolonged recession would likely result in the continued deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 91.1% of our interest income for the year ended December 31, 2009, and 92.9% for the nine months ended September 30, 2010. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

Liquidity risks could affect operations and jeopardize our financial condition.

The goal of liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities and withdrawals, and other cash commitments under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this goal, our Asset/Liability Committee establishes liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, borrowings, the sale of securities or loans, issuance of additional equity securities, and other sources could have a substantial negative impact on our liquidity. Our access to funding sources in amounts adequate to finance our activities and with terms acceptable to us could be impaired by factors that impact us specifically or the financial services industry in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets and negative views and expectations about the prospects for the financial services industry as a result of the continuing turmoil and deterioration in the credit markets.

Historically, we have relied on traditional and nontraditional deposits, advances from the Federal Home Loan Bank (the “FHLB”), funding from correspondent banks, and other borrowings to fund our operations. As a result of negative financial performance indicators, some of the bank’s various sources of liquidity are now restricted. The bank’s credit risk rating at the FHLB has been negatively impacted, resulting, initially, in reduced borrowing capacity. In January 2010, we were notified by the FHLB that it will not allow incremental advances until our financial condition improves. In addition, there is also a risk that the bank’s ability to borrow from the Federal Reserve Discount Window could be curtailed or eliminated.

We actively monitor the depository institutions that hold our federal funds sold and due from banks cash balances. We cannot provide assurances that access to our cash and cash equivalents and federal funds sold will not be impacted by adverse conditions in the financial markets. Our emphasis is primarily on safety of principal, and we diversify cash, due from banks, and federal funds sold among counterparties to minimize exposure relating to any one of these entities. We routinely review the financials of our counterparties as part of our risk management process. Balances in our accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the financial institutions fail.

Because we were not well-capitalized at September 30, 2010, although we had none at or since September 30, 2010, we may not accept brokered deposits unless a waiver is granted by the FDIC. Although we currently do not utilize brokered deposits as a funding source, if we were to seek to begin using such funding source, there is no assurance that the FDIC will grant us the approval when requested. These restrictions could have a substantial negative impact on our liquidity. Additionally, we would normally be restricted from offering an effective yield on deposits of more than 75 basis points over the national rates published by the FDIC weekly on their website. However, on April 1, 2010, we were notified by the FDIC that they had determined that the geographic areas in which we operate were considered high-rate areas. Accordingly, we are able to offer interest rates on deposits up to 75 basis points over the prevailing interest rates in our geographic areas.

There can be no assurance that our sources of funds will be adequate for our liquidity needs, and we may be compelled to seek additional sources of financing in the future. Specifically, we may seek additional debt in the future to achieve our business objectives. There can be no assurance that additional borrowings, if sought, would be available to us or, if available, would be on favorable terms. Bank and holding company stock prices have been negatively impacted by the recent adverse economic conditions, as has the ability of banks and holding companies to raise capital or borrow in the debt markets. If additional financing sources are unavailable or not available on reasonable terms, our business, financial condition, results of operations, cash flows, and future prospects could be materially adversely impacted.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

The bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC (the “DIF”) and are subject to deposit insurance assessments to maintain the deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC.

Due to the failures of several unaffiliated FDIC-insured depository institutions, and the FDIC’s new Temporary Liquidity Guarantee Program, the deposit insurance premium assessments paid by all banks have increased. In addition to the increases to deposit insurance assessments approved by the FDIC, the bank’s risk category also changed as of June 30, 2009, as a result of the risk-based capital ratios which also increased the bank’s premium assessments. The FDIC assessed a 5-basis point special assessment which was paid in September 2009. Also in September 2009, the FDIC adopted a Notice of Proposed Rulemaking to require insured financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for 2010, 2011 and 2012. We applied for and received an exemption to the prepayment assessment. The FDIC also voted to adopt a uniform three-basis point increase in assessment rates effective on January 1, 2011. The FDIC has also indicated that it intends to propose changes to the deposit insurance premium assessment system that will shift a greater share of any increase in such assessments onto institutions with higher risk profiles. Amendments to the Federal Deposit Insurance Act by the Dodd-Frank Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the depository institution’s deposit base, but rather its average consolidated total assets less its average equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35 % of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. As a result, we anticipate our future insurance costs to be substantially higher than in previous periods.

Although we cannot predict what the insurance assessment rates will be in the future, further deterioration in either risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

The FDIC may terminate deposit insurance of any insured depository institution if it determines that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. It also may suspend deposit insurance temporarily if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.

Changes in prevailing interest rates may reduce our profitability.

One of the key measures of our success is our amount of net interest income. Net interest income is the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, particularly the Federal Reserve.

We are subject to interest rate risk because:

•	Assets and liabilities may mature or reprice at different times (for example, if assets reprice faster than liabilities and interest rates are generally falling, net income will initially decline),

•

Assets and liabilities may reprice at the same time but by different amounts (for example, when the general level of interest rates is falling, we may reduce rates paid on transaction and savings deposit accounts by an amount that is less than the general decline in market interest rates),

•	Short-term and long-term market interest rates may change by different amounts (for example, the shape of the yield curve may impact new loan yields and funding costs differently), and/or

•

The remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the investment securities available for sale portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income).

Interest rates may also have a direct or indirect impact on loan demand, credit losses, mortgage origination volume, the mortgage-servicing rights portfolio, the value of our pension plan assets and liabilities, and other financial instruments directly or indirectly impacting net income.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

We depend on a limited number of key management personnel. The loss of key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. As a result, our Board of Directors may have to search outside of the bank for qualified permanent replacements. This search may be prolonged, and we cannot provide assurance that we would be able to locate and hire qualified replacements.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See also “Risk Factors—Recent negative developments in the financial services industry and the domestic and international credit markets may adversely affect our operations and results.”

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. To comply with the Sarbanes-Oxley Act, we have previously hired outside consultants to assist with our internal audit and internal control functions. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act.

We have performed the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification for 2009. The auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act are annual and therefore will be completed as of December 31, 2010. We currently anticipate that our auditors will be able to provide the attestation relating to internal controls and all other aspects of Section 404 in 2010. In the event internal control deficiencies are identified in the future that we are unable to remediate in a timely manner or if we are not able to maintain the requirements of Section 404, we could be subject to scrutiny by regulatory authorities and the trading price of our stock could decline. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors and regulators could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. We currently anticipate that we will continue to comply with the requirements relating to internal controls and all other aspects of Section 404 within required time frames.

If we were to grow in the future or incur additional credit losses, we may need to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. If we grow in the future or incur additional credit losses, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital on acceptable terms when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We will face risks with respect to expansion through acquisitions or mergers.

From time to time we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

•

the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

We are not currently eligible to participate in FDIC-assisted acquisitions of assets and liabilities of failed banks, and there can be no assurances that we will be eligible to participate in such acquisitions in the future or that, if we were eligible, we would seek to participate in such acquisitions. However, we may possibly seek opportunities in the future to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. FDIC-assisted acquisitions present the risks of acquisitions generally as well as some risks specific to these transactions. Although these FDIC-assisted transactions often provide for FDIC assistance to an acquirer to mitigate certain risks, which may include loss-sharing, where the FDIC absorbs most losses on covered assets and provides some indemnity, we would be subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, without FDIC assistance, including risks associated with pricing such transactions, the risks of loss of deposits and maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions provide for limited diligence and negotiation of terms, these transactions may require additional resources and time, servicing acquired problem loans and costs related to integration of personnel and operating systems, the establishment of processes to service acquired assets, require us to raise additional capital, which may be dilutive to our existing shareholders. If we decided to participate in FDIC-assisted acquisitions and were unable to manage these risks, then such acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

We are exposed to the possibility of technology failure.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of this technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

Failure to comply with government regulation and supervision could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation.

Our operations are subject to extensive regulation by federal, state, and local governmental authorities. Given the current disruption in the financial markets, we expect that the government will continue to pass new regulations and laws that will impact us. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Failure to comply with laws, regulations, and policies could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation. While we have policies and procedures in place that are designed to prevent violations of these laws, regulations, and policies, there can be no assurance that such violations will not occur.

If our deferred tax asset becomes impaired in the future, our earnings and capital position may be adversely impacted.

Deferred income tax represents the tax impact of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by us to determine if they are realizable. Factors in our determination include the ability to carry back or carry forward net operating losses and the performance of the business including the ability to generate taxable income from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance against the deferred tax asset must be established with a corresponding charge to net income.

As of September 30, 2010, net deferred tax assets totaling $13.2 million were recorded in the Company’s Consolidated Balance Sheet. As of that date, we determined that $351 thousand of our net deferred tax assets are realizable based primarily on an available refund from net operating loss carryback against income taxes previously paid in 2008, and $12.8 million is supported by tax planning strategies and projections of future taxable income. Accordingly, no valuation allowance is recorded against net deferred tax assets as of September 30, 2010. In addition, the private placement that was consummated on October 7, 2010 is considered a change in control under the Internal Revenue Service rules. Accordingly, with the assistance of third party specialists we are in the process of determining the fair values of our assets for purposes of evaluating any potential limitations or deferrals of our ability to utilize in the future the net operating losses incurred through the consummation date and / or any built in losses as of the consummation date. Any such limitation or deferrals could result in the need to record a valuation allowance against all or a portion of our deferred tax assets. We expect to have our analysis completed in the fourth quarter 2010.

Realization of a deferred tax asset requires us to apply significant judgment and is inherently subjective because it requires the future occurrence of circumstances that cannot be predicted with certainty. We may not achieve sufficient future taxable income as the basis for the ultimate realization of our net deferred tax asset, and, therefore, we may have to establish a full or partial valuation allowance at some point in the future. If we determine that a valuation allowance is necessary, it would require us to incur a charge to our results of operations that would adversely impact our earnings and capital position.

Risks Related to our Common Stock

Our ability to pay dividends on our common stock is restricted.

We have not paid a dividend on our common stock since the first quarter of 2009. The holders of our common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available for such dividends. We are a legal entity separate and distinct from the bank and have historically relied on dividends from the bank as a viable source of funds to service our operating expenses, which typically include dividends to holders of our common stock; however, given the bank’s recent losses and the restrictions imposed by the Consent Order with the Supervisory Authorities, this source of liquidity is not currently available nor is it expected to be available for the foreseeable future. We and the bank are subject to regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Federal regulatory authorities are authorized to determine under certain circumstances that the payment of dividends by a bank holding company or a bank would be an unsafe or unsound practice and to prohibit payment of those dividends. Federal regulatory authorities have indicated that banking organizations should generally pay dividends only out of current income. In addition, as a South Carolina chartered bank, the bank is subject to limitations on the amount of dividends that it is permitted to pay.

We may issue additional shares of common or preferred stock securities, which may dilute the interests of our shareholders and may adversely affect the market price of our common stock.

We are currently authorized to issue up to 75,000,000 shares of common stock, of which 46,617,255 shares were outstanding as of October 7, 2010, and up to 2,500,000 shares of preferred stock, of which no shares are outstanding. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the remaining authorized but unissued shares and to establish the terms of any series of preferred stock. We may seek additional equity capital in the future as we expand our operations. Any issuance of additional shares of common stock or preferred stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock.

Because there is no public trading market for our common stock, investors that purchase our common stock may not be able to resell their shares at or above the purchase price paid by them.

Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink Sheets under the symbol “PLMT.PK”. Although our common stock is quoted on the Pink Sheets, there is currently no public trading market of our common stock and the market price of our common stock may be difficult to ascertain. As a result, investors in our common stock may not be able to resell their shares at or above the purchase price paid by them or may not be able to resell them at all.

Our common stock is controlled by one or more shareholders whose interests may conflict with those of our other shareholders.

CapGen owns approximately 45.4% of our outstanding shares of common stock as of October 7, 2010. As a result, CapGen will be able to exercise significant influence on our business as shareholders, including influence over election of our Board of Directors and the authorization of other corporate actions requiring shareholder approval. In deciding on how to vote on certain proposals, our shareholders should be aware that CapGen may have interests that are different from, or in addition to, the interests of our other shareholders.

A holder with as little as a 5% interest in our company could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions.

Any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, or the BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (2) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to an FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of our securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for us to participate in an FDIC-assisted transaction of a failed bank.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting our estimated offering expenses, will be $9.9 million, assuming we sell all 3,846,153 shares. We intend to use the proceeds of this offering to improve our regulatory capital position, and to invest in the bank to improve its regulatory capital position, while retaining the remainder of any proceeds at the company for general corporate purposes.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table sets forth our capitalization and certain capital ratios as of September 30, 2010. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect (i) the sale of 39,975,980 shares of our common stock in the private placement and our receipt of $95.4 million in net proceeds from the private placement, and (ii) the sale of the sale of 3,846,153 shares of our common stock in this offering and our receipt of $9.9 million in estimated net proceeds from this offering, assuming an offering price of $2.60 per share and after deducting the estimated expenses of this offering. There is no minimum number of shares that must be sold in the offering in order to accept subscriptions and close the offering, thus we may sell less than 3,846,153 shares in this offering.

The following data should be read together with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference into this prospectus.

	September 30, 2010
	Actual	As Adjusted
	(dollars in thousands)
Shareholders’ Equity: (1)
Common stock, par value $0.01 per share; 75,000,000 shares authorized; 6,495,130 shares issued and outstanding; 46,617,255 shares issued and outstanding, as adjusted	$65	$470

Capital surplus	35,085	130,463

Retained earnings/(accumulated deficit)	19,490	19,490
Accumulated other comprehensive loss, net of tax	(5,266)	(5,266)

Total shareholders’ equity	$49,374	$145,157

Total capitalization (2)	$54,374	$150,157

Capital Ratios:
Equity to assets ratio (average year-to-date equity to average year-to-date assets) (3)	5.08%	11.25%
Leverage ratio (3)	3.03%	9.32%
Tier 1 risk-based capital ratio	4.35%	14.35%
Total risk-based capital ratio	5.63%	14.62%

(1)	As of October 7, 2010, there were 46,617,255 shares of common stock outstanding, and we had 132,810 shares of common stock subject to the issuance of outstanding options with a weighted-average exercise price of $22.54 per share.
(2)	Includes long-term indebtedness determined as of September 30, 2010 and total shareholders’ equity.
(3)	Averages are calculated as if the private placement transaction was consummated at the beginning of the period for which averages are being computed.

MARKET FOR OUR COMMON STOCK

Our common stock is not listed on any national securities exchange or quoted on the OTC Bulletin Board. Our common stock is, however, quoted on the Pink Sheets under the symbol “PLMT.” Although our common stock is quoted on the Pink Sheets, there is currently no public trading market of our common stock and private trading of our common stock has been limited. Because there is not an established public market for our common stock, management may not be aware of all prices at which our common stock has been traded. Additionally, management has not determined whether the trades of which we are aware were the result of arm’s-length negotiations between the parties.

As of October 7, 2010, there were 46,617,255 shares of our common stock outstanding held by approximately 1,724 shareholders of record. Based on information available to us, our common stock and dividend information is summarized as follows for the periods indicated. On October 7, 2010, we consummated the private placement transaction pursuant to which we issued 39,975,980 shares of our common stock at $2.60 per share for an aggregate purchase price of $103.9 million.

	High	Low	Cash dividend
2010
First quarter	$8.00	6.50	—
Second quarter	9.00	8.00	—
Third quarter*	—	—	—

2009
First quarter	$42.00	27.12	0.06
Second quarter	40.00	33.75	—
Third quarter	33.75	15.00	—
Fourth quarter	15.00	10.00	—

2008
First quarter	$41.00	41.00	0.20
Second quarter	42.00	41.00	0.20
Third quarter	42.00	42.00	0.20
Fourth quarter	42.00	42.00	0.20

*	There were no trades in our common stock in the third quarter of 2010 in which we are aware.

DIVIDEND POLICY

In an effort to retain capital during this period of economic uncertainty, the board of directors reduced the quarterly dividend for the first quarter of 2009 and suspended the declaration and payment of a quarterly common stock dividend since then. The board of directors believes that suspension of the dividend was prudent to protect our capital base. In addition, since our total risk-based capital ratio was below the well-capitalized regulatory minimum threshold at September 30, 2010, payment of a dividend on our common stock requires prior notification and non-objection from the FDIC and the Federal Reserve. Our board of directors will continue to evaluate dividend payment opportunities on a quarterly basis. There can be no assurance as to when and if future dividends will be reinstated, and at what level, because they are dependent on our financial condition, results of operations, and / or cash flows, as well as capital and dividend regulations from the FDIC, Federal Reserve, and others.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary only and is subject to applicable provisions of the South Carolina Business Corporation Act of 1988 (the “Business Corporation Act”) and to our Amended and Restated Articles of Incorporation (our “Articles of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”). You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our capital stock. Our Articles of Incorporation are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009, and Current Report on Form 8-K, filed with the SEC on October 7, 2010. Our Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009 and Current Report on Form 8-K, filed with the SEC on December 21, 2009.

In connection with the private placement of the shares of common stock sold to the institutional investors on October 7, 2010, we made contractual commitments with certain of the new shareholders with respect to the shares of common stock purchased and owned by them, as well as, in certain cases, additional rights they have regarding our corporate governance matters. These rights and contractual commitments are described below where applicable.

Common Stock

We are authorized to issue 75,000,000 shares of common stock, of which 46,617,255 shares were issued and outstanding as of October 7, 2010. As of such date, we had 132,810 shares of common stock underlying outstanding options with a weighted average exercise price of $22.54 per share. In addition, as of October 7, 2010, we had the ability to issue 204,960 shares of common stock pursuant to restricted stock that may be granted in the future under our existing equity compensation plan. Pursuant to the provisions of the Business Corporation Act, any outstanding shares of our capital stock reacquired by us would be considered authorized but unissued shares.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for general corporate purposes, including, but not limited to, possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings or our equity compensation plans. Normally, no shareholder approval would be required for the issuance of these shares, except as required to approve a transaction in which shares of our common stock are to be issued in excess of the number currently authorized.

Voting and Other Rights

The holders of our common stock are entitled to one vote per share on each matter voted on at a shareholders’ meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if a majority in interest of the shares represented at the meeting vote in favor of the matter. Directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Pursuant to our Articles of Incorporation, shareholders do not have cumulative voting rights.

In general, except as otherwise provided in our articles of incorporation, (i) amendments to our Articles of Incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of our company must be approved by two-thirds of the votes entitled to be cast thereon.

Our Articles of Incorporation provide that a merger, exchange or consolidation of our company with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a

“Fundamental Change”), must be approved by the holders of at least 80% of our outstanding voting stock unless such Fundamental Change is approved in accordance with the Business Corporation Act and either (a) at the time of such approval no shareholder owns or controls 20% or more of our voting stock (a “Controlling Party”) or (b) at least two-thirds of the members of our Board of Directors approves such Fundamental Change. The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our Articles of Incorporation.

Our Articles of Incorporation provide that our Board of Directors may alter, amend, or repeal any of our bylaws or adopt new Bylaws, subject to our shareholders’ concurrent right to alter, amend, or repeal any of our Bylaws or adopt new Bylaws. Consistent with the Business Corporation Act, our Articles of Incorporation provide that our shareholders in adopting, amending, or repealing a Bylaw may provide expressly that the Board of Directors may not adopt, amend, or repeal that bylaw or any Bylaw on that subject.

Our shareholders shall have dissenters’ rights to an appraisal with respect to their shares of common stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters’ rights generally are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter’s shares.

Preferred Stock

We are authorized to issue 2,500,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors has the authority to specify the preferences, limitations and relative rights (within the limits set forth in Section 33-6-101 of the Business Corporation Act, or any successor provision or redesignation thereof, as applicable) of the preferred stock or one or more series within the class of preferred stock. No shares of preferred stock are issued and outstanding as of the date of this prospectus.

Directors and Classes of Directors

Under our Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the number of directors shall be the number designated by the directors at the initial or organizational meeting, and thereafter the number of directors may be increased or decreased by action of the Board of Directors at any time and the shareholders at any annual meeting of shareholders. Accordingly, either our directors or our shareholders have the authority to increase or decrease the number of directors, which is currently capped at no more than 11. The provisions of the Articles of Incorporation providing for the classified Board of Directors can be amended or repealed only upon the affirmative vote of the holders of at least two-thirds of our outstanding voting stock.

Our Board of Directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the Board of Directors and three, rather than one, would be required to replace the entire board.

Pursuant to the terms of the private placement that was consummated with the selling shareholders on October 7, 2010, on October 12, 2010, the Board of Directors appointed two designees from CapGen and one designee from Patriot to the Board of Directors. The CapGen designees are John P. Sullivan and Robert B. Goldstein, and the Patriot designee is James J. Lynch. Mr. Sullivan and Mr. Lynch have also been appointed as directors of the bank. Upon approval from the FDIC, Mr. Goldstein will also become a director of the bank. This right will terminate if, at any time, CapGen or Patriot, as applicable, owns 9.9% or less of the outstanding shares of the company’s common stock. If, at any time, Patriot loses its right to designate a member of the Boards of

Directors of each of the company and the bank, then the number of designees that CapGen may designate will be reduced to one.

The Articles of Incorporation provide that a director may be removed only for cause by the affirmative vote of at least a majority of the outstanding voting stock.

Anti-Takeover Aspects of Certain Provisions

The provisions of our Articles of Incorporation regarding the staggered Board of Directors and Fundamental Change vote requirements as well as the other high vote requirements may have certain anti-takeover effects with respect to our company, and may be deemed to present an impediment to a change in control of our company even if such a change were favored by a majority of our shareholders. Such provisions could make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of common stock or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of our common stock, which might otherwise result from actual or potential takeover attempts.

Liquidation Rights

In the event of liquidation, the holders of our common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

Preemptive and Other Rights

Except as provided below, our shares, whether common or preferred, do not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Pursuant to the terms of the private placement that was consummated with the new shareholders on October 7, 2010, if we conduct a public or private offering of common stock (subject to certain exceptions) solely for cash any time during a period of 24 months following the closing of the private placement, then each new shareholder will have the right to acquire from the company, for the same price and on the same terms as such common stock is offered, in the aggregate up to the amount of common stock required to enable each new shareholder to maintain its current ownership percentage in the company.

Distributions

We may issue share dividends in our common stock to the holders of shares of our common stock. In addition, the holders of shares of our common stock will be entitled to receive such other distributions as our Board of Directors may declare, subject to any restrictions contained in our Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of our common stock.

We and the bank are subject to regulatory policies and requirements relating to the payment of dividends. Since our total risk-based capital ratio was below the well-capitalized regulatory minimum threshold at September 30, 2010, payment of a dividend on our common stock would have required prior notification and non-objection from the FDIC.

Business Combination Statute

The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision. An amendment of our Articles of Incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Control Share Acquisitions

South Carolina law also contains provisions that, under certain circumstances, would preclude an acquirer of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares, unless the corporation has elected not to be governed by the law. Pursuant to our Bylaws, we elected not to be subject to or governed by such law.

PLAN OF DISTRIBUTION

We will sell shares directly to investors through our executive officers and directors, each of whom performs substantial duties on our behalf other than in connection with this offering. We believe these officers and directors will not be deemed to be brokers or dealers under the Securities and Exchange Act of 1934 due to Rule 3a4-1(a)(4)(ii). None of these executive officers or directors will be separately compensated either directly or indirectly for his or her services in connection with this offering. We will, however, pay all of the expenses incident to the offering and sale of our shares. We will not compensate any brokers or sales agents in connection with this offering.

We are offering the shares to our existing shareholders who are residing in those states in which this offering is being made. We currently anticipate that our officers and directors who are existing shareholders will seek to purchase approximately 134,615 shares of our common stock in this offering at $2.60 per share for an aggregate purchase price of approximately $350,000. This offering will terminate upon the earlier of the sale of all 3,846,153 shares of common stock or at 5:00 p.m., Eastern Standard time, on January 3, 2011, unless we terminate it earlier or extend it up to an additional 30 days in our sole discretion.

We currently anticipate that, if our existing shareholders oversubscribe the offering, we will allocate shares of our common stock on a pro rata basis in accordance with the existing shareholders’ ownership in our company. However, we reserve the right to allocate shares of our common stock according to other methods, including allocating shares on a “first come, first served” basis or any other method as we may determine to be appropriate under the circumstances as they may exist at the time, and to accept or reject subscriptions in whole or in part in our sole discretion. Once made, a subscription cannot be withdrawn by a subscriber without our consent. All funds received from subscriptions will be placed in a segregated non-interest bearing account at the bank pending our acceptance of the associated subscriptions. We will notify all subscribers within 10 business days after the earlier of the final expiration date or the sale of all of the shares being offered in this offering whether their subscriptions have been accepted. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest, as soon as practicable.

If all of the shares are not subscribed for in this offering by the existing shareholders, then following termination of this offering we will provide the institutional investors with an opportunity to purchase a number of shares equal to the unsubscribed shares in this offering. The institutional investors would have an opportunity to purchase such shares on a pro rata basis based on the number of shares purchased by the institutional investors in the private placement.

We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of this offering. We reserve the right, in our sole discretion, to not offer the shares in those states where existing shareholders or prospective purchasers reside, where compliance with the state’s securities laws would require that we register the shares for issuance under the state’s securities laws or where, in our sole discretion, compliance with those laws would be burdensome or otherwise would not be in our, or our shareholders’, best interests.

We will have the sole right to accept offers to purchase shares and may reject any proposed purchase of shares in whole or in part. We reserve the right to withdraw, cancel, modify, or terminate the offering of the shares at any time without notice. For more information on the distribution of our shares, see “Summary—The Offering” beginning on page 1 of this prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

Our consolidated balance sheets as of December 31, 2009 and December 31, 2008 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009 appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 have been incorporated by reference herein in reliance upon the report of Elliott Davis, LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning the company also can be retrieved by accessing our website at www.palmettobank.com under the “Investor Relations” tab. Information on our website is not part of this prospectus or incorporated by reference in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010;

•	Our Definitive Proxy Statements on Schedule 14A, filed with the SEC on June 28, 2010 and April 30, 2010;

•

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, filed with the SEC on May 3, 2010, August 2, 2010, and November 1, 2010, respectively; and

•

Our Current Reports on Form 8-K, filed November 12, 2010, October 18, 2010, October 7, 2010, October 6, 2010, September 24, 2010, August 6, 2010, June 25, 2010, June 11, 2010, June 10, 2010, and June 1, 2010.

All filings made by us with the SEC pursuant to the Exchange Act after the date of this registration statement and prior to the effectiveness of this registration statement shall also be deemed incorporated by reference into this prospectus.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. Written requests for copies should be directed to Attn: Lauren S. Greer, Palmetto Bancshares, Inc., 306 East North Street, Greenville, South Carolina, 29601. Telephone requests for copies should be directed to Mrs. Greer at (864) 250-6050.

We maintain an Internet website at www.palmettobank.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

PALMETTO BANCSHARES, INC.

SUBSCRIPTION AGREEMENT

TO:	Palmetto Bancshares, Inc.
Lauren S. Greer
306 East North Street
Greenville, South Carolina 29601

Ladies and Gentlemen:

You have informed me that Palmetto Bancshares, Inc., a South Carolina corporation (the “Company”), is offering up to 3,846,153 shares of its common stock at a price of $2.60 per share to existing shareholders as of the close of business on October 6, 2010, as provided herein and as described in and offered pursuant to the prospectus dated December 6, 2010 (the “Prospectus”) and furnished with this Subscription Agreement (this “Agreement”).

This offering will expire upon the earlier of the sale of all 3,846,153 shares of common stock or at 5:00 p.m., Eastern Standard time, on January 3, 2011, unless extended for up to an additional 30 days by the Company’s Board of Directors (the “Expiration Date”).

1. Subscription. Subject to the terms and conditions included, the undersigned tenders this Agreement, together with payment in United States currency by check payable to “Palmetto Bancshares, Inc.” or by wire transfer to “Palmetto Bancshares, Inc., ABA No. 053201186, Account No. 41114752, Account Name: Palmetto Bancshares, Inc.” representing the payment of $2.60 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time this Agreement is executed.

2. Acceptance of Subscription. The undersigned acknowledges that this Agreement, along with payment in full for the number of shares of common stock indicated below, must be received by the Company on or before the Expiration Date, provided, that the Company reserves the right to accept any late subscriptions or payments in its sole discretion. It is understood and agreed that the Company shall have the right to accept or reject this Agreement in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

3. Acknowledgments. The undersigned acknowledges that he or she has received a copy of the Prospectus. This Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

4. Revocation. The undersigned agrees that once this Agreement is tendered to the Company, it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.

By executing this Agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

The shares of common stock offered here are not savings accounts or savings deposits accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

(Signatures appear on the following page.)

1

Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.

Number of Shares Subscribed For	Name or Names of Subscribers (Please Print)

$
Total Subscription Price at $2.60 per share	Please indicate form of ownership desired (individual, joint tenants with right of survivorship, tenants in common, trust corporation, partnership, custodian, etc.)

Date:___________________________	___________________________(L.S.)
Signature of Subscriber(s)

___________________________	___________________________(L.S.)
Social Security Number or Federal	Signature of Subscriber(s)
Taxpayer Identification Number

Street (Residence) Address:

Home Phone Number

City, State and Zip Code	Business Phone Number

Email Address	Cellular Phone Number

When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.

TO BE COMPLETED BY PALMETTO BANCSHARES, INC.:

Accepted as of                     ,             , as to              shares.

PALMETTO BANCSHARES, INC.

By:
Title:

2

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each subscriber must provide the Company with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below.

Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

Signature of Subscriber	Signature of Subscriber

Printed Name	Printed Name

Social Security or Employer Identification No.	Social Security or Employer Identification No.

3

3,846,153 Shares

Common Stock

PROSPECTUS

The date of this prospectus is December 6, 2010